Directors:
A J Wright (Chairman), N J Holland
†
(Chief Executive Officer), A Schmidt**
(Chief Financial Officer), K Ansah
#
, C A Carolus, R Dañino*, A R Hill
≠
, J G Hopwood,
R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson,
G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary:
C Farrel

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H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
United States of America
March 8, 2010
By Facsimile and EDGAR
Dear Mr Schwall
Re: Gold Fields Limited
Form 20-F for the year ended June 30, 2009
Filed on December 3, 2009
File No. 001-31318
We refer to the comment letter (the “Comment Letter”) dated February 26, 2010 of the staff
(“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the
“Commission”) on the above referenced Form 20-F (the “2009 Form 20-F”) of Gold Fields Limited
(“Gold Fields”). For your convenience, the comment is repeated below, prior to the response.
Engineering Comment
Reserve Statement page 48
1
Please forward to our engineer, as supplemental information and not as part of your filing, your competent persons report for your St. Ives operation in Australia which establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 and Rule 12b-4 of the Exchange Act. To minimize
150 Helen Road
Sandown
Sandton 2196
South Africa
Tel +011 27 11 562 9700
Fax +011 27 11 562 9828
www.goldfields.co.za
EXECUTIVE

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the transfer of paper, please provide the requested information on a CD, formatted as Adobe
PDF files if possible.
Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.
In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone Mr John E. Coleman, Mining Engineer at (202)
551-3610.
Response
Gold Fields acknowledges the Staff’s comment and wishes to advise the Staff that it has supplied the June 30, 2009 competent persons report (“CPR”) for Gold Fields’ St. Ives operation in Australia, together with a reserve conversion process summary (with comments and reference to CPR sections for clarity), in the requested format to John E. Coleman,
Mining Engineer, under separate cover. If Mr. Coleman or other members of the Staff have any questions regarding our reserves, they should feel free to contact the following:
(a) St Ives Reserves:
(i) Malcolm Jolly: St Ives Mineral Resource Manager
Tel: 011 61 8 9022 1303
Email: malcolm.jolly@goldfields.com.au
(ii) Matt Sheppard: St Ives Planning Superintendant
Tel: 011 61 8 9022 1657
Email: max.sheppard@goldfields.com.au
(b) Gold Fields Limited Reserves:
Kevin Robertson: Senior Consultant Mineral Resources and Mine Planning
Tel: 011 27 10 210 6677
Mobile: 011 27 82 654 4208
Email: Kevin.Robertson@goldfields.co.za
In the alternative, they should also feel free to contact Paul Pretorius (tel: 011 27 11 562
9707; email: paul.pretorius@goldfields.co.za) of Gold Fields or Thomas B. Shropshire, Jr.
(tel: 011 44 20 7456 3223; email: tom.shropshire@linklaters.com) or John Stone (tel: 011 44
20 7456 2677; email: john.stone@linklaters.com) of Linklaters LLP.
Gold Fields hereby requests the return of the competent person’s report for the St. Ives operation and the other supplemental information provided to the Staff pursuant to Rule
418(b).
Supplemental information
Pursuant to a request from the Staff, Gold Fields hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosures in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with

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respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                            * * * * *
Should you or the Staff have any questions or require any additional information, please contact the undersigned at 011 27 11 562 9796 or via e-mail at pschmidt@goldfields.co.za.

Yours sincerely,

/s/ Paul A. Schmidt

Paul A. Schmidt
Chief Financial Officer
Gold Fields Limited

cc:      Craig H. Arakawa, Securities and Exchange Commission
           Tracey McNeil, Securities and Exchange Commission
           Laura Nicholson, Securities and Exchange Commission
           John E. Coleman, Securities and Exchange Commission
           Michael Fleischer, Gold Fields Limited
           Thomas B. Shropshire, Jr., Linklaters LLP